Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
General Mills, Inc.:

We consent to the incorporation by reference in this Registration Statement on Form S-3 of General Mills, Inc. of our report dated July 8, 2011, relating to the consolidated balance sheets of General Mills, Inc. and subsidiaries as of May 29, 2011 and May 30, 2010 and the related consolidated statements of earnings, total equity and comprehensive income, and cash flows for each of the fiscal years in the three-year period ended May 29, 2011, and the related financial statement schedule, and the report regarding the effectiveness of internal control over financial reporting as of May 29, 2011, which report appears in the May 29, 2011 annual report on Form 10-K of General Mills, Inc. and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

Minneapolis, Minnesota

August 11, 2011